UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: August 31

Date of reporting period: August 31, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

GROWTH EQUITY FUNDS

Annual Report August 31, 2003

FINANCIAL
STATEMENT
ANALYSIS

Long-term capital growth

potential from a diversified

portfolio of equity investments.

Goldman Sachs Asset Management

Goldman Sachs Growth Equity Funds

- **GOLDMAN SACHS CAPITAL GROWTH FUND**

- **GOLDMAN SACHS STRATEGIC GROWTH FUND**

- **GOLDMAN SACHS CONCENTRATED GROWTH FUND**

- **GOLDMAN SACHS GROWTH OPPORTUNITIES FUND**

What Differentiates Goldman Sachs' Growth Investment Process?

For over 20 years, the Goldman Sachs Growth Team has consistently applied a three-step investment process based on our belief that wealth is created through the long-term ownership of growing businesses.

GOLDMAN SACHS' GROWTH INVESTMENT PROCESS

1

BUY THE BUSINESS



2

BUY HIGH-QUALITY GROWTH BUSINESSES



3

BUY AT AN ATTRACTIVE PRICE

1 BUY THE BUSINESS

Make decisions as long-term business owners rather than as stock traders

Perform in-depth, fundamental research

Focus on long-term structural and competitive advantages

Result

Performance driven by the compounding growth of businesses over time — not short-term market movements

Long-term participation in growing businesses — less reliance on macroeconomic predictions, market timing, sector rotation or momentum

2 BUY HIGH-QUALITY GROWTH BUSINESSES

Identify high quality growth businesses. Some required investment criteria include:

- Established brand names
- Dominant market shares
- Pricing power
- Recurring revenue streams
- Free cash flow
- Long product life cycles
- Favorable long-term growth prospects
- Excellent management

Result

Investment in businesses that we believe are strategically positioned for consistent long-term growth

3 BUY AT AN ATTRACTIVE PRICE

- Perform rigorous valuation analysis of every potential investment
- Use valuation tools and analytics to ensure that the high-quality business franchises we have identified also represent sound investments

Result

Good investment decisions based on solid understanding of what each business is worth

Attractive buying opportunities as the stock prices of quality growth businesses fluctuate over time

Capital Growth Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Capital Growth Fund during the one-year reporting period that ended August 31, 2003.

Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 10.56%, 9.75%, 9.77%, 11.01%, and 10.50%, respectively. These returns compare to the 12.07% cumulative total return of the Fund's benchmark, the S&P 500 Index (with dividends reinvested).

During the reporting period, the Fund's relative underperformance versus the benchmark was largely due to its holdings in the Finance and Technology sectors. While these stocks as a whole generated positive absolute returns, they underperformed stocks in those sectors held by the benchmark. In recent months, the market rallied strongly, led by the strong performance of higher risk, more speculative companies in which the Fund does not invest. Our disciplined investment philosophy is to buy high quality growth companies with a strong business franchise, free cash flow, recurring revenue, favorable long-term prospects, excellent management, and strong financials.

Many of the Fund's Financial companies posted positive returns, including Citigroup, Inc., Bank of America Corp., and MBNA Corp. However, the poor performance of Freddie Mac detracted from the Fund's return and significantly contributed to underperformance in the Financials sector. During the period, the company announced the departure of the CEO, COO, and CFO from the management team. More specifically, the COO was removed due to a lack of cooperation with the internal investigation of Freddie Mac's impending earnings restatement. For several months, it had been widely known that the company would upwardly revise its financial results of the past three years. This was due to the changes in the methods used by Freddie Mac to account for income generated from hedging transactions as recommended by their new auditors. In order to gain a better understanding of these issues, one of the senior members of our team met with senior lawmakers, congressional staffers, and lobbyists. These meetings gave us a clearer understanding of the way in which the company is viewed by the government. We believe that lawmakers are aware of the indispensable role that the company plays in sustaining the buoyant housing market and its direct impact on the health of the U.S. economy.

The Fund's holdings in the Media and Consumer Staples sectors contributed to performance during the period. Media companies have fared well in recent months due to the official end of the war in Iraq, a favorable FCC deregulation vote, and positive trends in advertising spending. Almost all of the Fund's Media holdings had positive returns, including AOL Time Warner, Inc., Univision Communications, Inc., Clear Channel Communications, Inc., and EchoStar Communications Corp. Travel and Lodging related companies rebounded in the second quarter of 2003 as travel volumes increased with the end of the war and subsiding fears of SARS. Travel companies in particular had suffered during the recent downturn as geopolitical and health risks drove travel volumes to record lows. In the second quarter, travel volumes recovered to pre-war levels. Cendant Corp., Marriott International, Inc. and Starwood Hotels & Resorts Worldwide, Inc. all benefited from the strength of the industry.

Portfolio Composition

As bottom-up stock pickers, we focus on the real worth of the business and, to the extent that we find several businesses in related industries that have long-term growth potential, we may become heavily invested in a particular sector. With this in mind, as of August 31, 2003, the Consumer Staples, Technology, and Media sectors constituted a large portion of the Fund. The Fund tends to avoid making heavy investments in Capital Goods, Basic Industry, and other cyclical companies that we feel are incapable of exhibiting long-term growth. These types of businesses do not typically have the pricing power and strong business franchise characteristics that we prefer.

Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, there were a number of holdings that enhanced results, including the following:

■ **Clear Channel Communications, Inc.** — Clear Channel Communications is a diversified media company with three business segments: radio broadcasting, outdoor advertising, and live entertainment. The firm was aided by a recent FCC ruling that tightens ownership limits in most markets and therefore restricts the potential combinations of radio stations going forward. This benefits Clear Channel as it helps to solidify its industry dominance given the number of markets it already serves.

■ **Cendant Corp.** — Cendant is a consumer and business services company primarily operating in two broad segments: travel services and real estate services. Travel and lodging related companies rebounded in recent months as geopolitical tensions and the fear of SARS eased. As such, Cendant Corp. rallied with the travel industry as a whole. Cendant owns dominant franchises within its business segments and virtually all of its businesses are the number one or number two players in their respective industries.

■ **Viacom, Inc.** — Viacom benefited from strong advertising sales for its various networks. In our team's frequent conversations with media buyers, we are constantly reminded that Viacom's networks garner the most interest. In addition, company President Mel Karmazin recently agreed to stay with Viacom for the next three years, allaying fears he may depart that have weighed on the stock price.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Growth Equity Investment Team

New York, September 15, 2003

Capital Growth Fund

as of August 31, 2003

Assets Under Management

$2.1 Billion

Number of Holdings

88

NASDAQ SYMBOLS

Class A Shares

GSCGX

Class B Shares

GSCBX

Class C Shares

GSPCX

Institutional Shares

GSPIX

Service Shares

GSPSX

PERFORMANCE REVIEW

September 1, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]
Class A	10.56%	12.07%
Class B	9.75	12.07
Class C	9.77	12.07
Institutional	11.01	12.07
Service	10.50	12.07

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The S&P 500 Index (with dividends reinvested) is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-6.06%	-6.27%	-2.39%	-0.24%	-0.73%
Five Years	-3.12	-3.14	-2.74	-1.63	-2.12
Ten Years	8.80	N/A	N/A	N/A	9.35[4]
Since Inception	10.48 (4/20/90)	6.65 (5/1/96)	2.00 (8/15/97)	3.15 (8/15/97)	10.90[4] (4/20/90)

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service Shares prior to August 15, 1997 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the Capital Growth Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[5]

Holding	% of Net Assets	Line of Business
Microsoft Corp.	5.0%	Computer Software
Wal-Mart Stores, Inc.	4.1	Specialty Retail
Exxon Mobil Corp.	3.7	Energy Resources
Intel Corp.	3.2	Semiconductors
Pfizer, Inc.	3.2	Drugs
General Electric Co.	3.0	Industrial Parts
Viacom, Inc. Class B	2.9	Media
Citigroup, Inc.	2.6	Banks
Cisco Systems, Inc.	2.4	Computer Hardware
PepsiCo, Inc.	2.2	Food & Beverage

[5] The top 10 holdings may not be representative of the Fund's future investments.

STANDARDIZED AFTER-TAX PERFORMANCE AS OF 6/30/03

Class A Shares	One Year	Five Years	Ten Years	Since Inception (4/20/90)
Returns before taxes*	-6.06%	-3.12%	8.80%	10.48%
Returns after taxes on distributions**	-6.06	-3.96	6.00	7.88
Returns after taxes on distributions and sale of Fund shares***	-3.94	-2.75	6.08	7.76

The mutual fund industry is required to provide standardized after-tax performance in sales literature for funds that either include other forms of after-tax performance in their sales literature or portray themselves as being managed to limit the effect of taxes on performance. Above are standardized after-tax returns for Class A Shares of Goldman Sachs Capital Growth Fund to which the new requirement applies. The after-tax returns for Class B, Class C, Institutional and Service Shares will vary.

Standardized after-tax returns assume reinvestment of all distributions at net asset value and reflect a maximum initial sales charge of 5.5% for Class A Shares. The returns are calculated using the applicable historical highest individual federal marginal income tax rates (currently 15% for qualifying ordinary income dividends and long-term capital gain distributions and 35% for non-qualifying ordinary income dividends) and do not reflect state or local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, aftertax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

* ***Returns before taxes** do not reflect taxes on distributions on the Fund's Class A Shares, nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.*

** ***Returns after taxes on distributions** assume that taxes are paid on distributions on the Fund's Class A Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Class A Shares at the end of the performance period.*

*** ***Returns after taxes on distributions and sale of Fund shares** reflect taxes paid on the Fund's Class A Shares and taxes applicable when the investment is redeemed (sold) by you.*

Strategic Growth Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Strategic Growth Fund during the one-year reporting period that ended August 31, 2003.

Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 12.09%, 11.19%, 11.18%, 12.48%, and 12.20%, respectively. These returns compare to the 14.08% and 12.07% cumulative total returns of the Fund's benchmark, the Russell 1000 Growth Index, and its former benchmark, the S&P 500 Index (with dividends reinvested), respectively.

The Fund's underperformance was primarily driven by weakness in its Health Care sector. Within this area, the notable detractors from the relative returns included Pfizer, Inc. and Johnson & Johnson. The Fund was also hurt by several poor-performing companies in the Finance group. Specifically, both Freddie Mac and Fannie Mae were weak over the reporting period. On the positive side, an overweight in the Media sector enhanced relative results. After several years of weakness, the advertising market, to which many media companies are exposed, has rebounded and is expected to grow as corporations increase budget allocations to this area.

Portfolio Composition

The Strategic Growth Fund invests primarily in large-cap growth stocks. More specifically, we focus the portfolio on high quality growth companies with dominant market share, pricing control, recurring revenue streams, and free cash flow. The Fund is more selective and focused than many mutual funds and there are typically between 50 to 70 holdings in the portfolio.

Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, there were a number of holdings that enhanced results, including the following:

- **Intel Corp.** — Intel is in the microprocessor business and maintains a dominant market share position in this industry. The company's scale and silicon expertise have historically enabled it to maintain gross margins above 50%, even as prices for its microprocessors have continued to decline. Intel's strong cash flow has enabled it to build massive research and development, production, marketing, and distribution operations. Collectively, these create a significant barrier to entry for potential competitors. Smaller microprocessor firms, even those with good products, simply do not have the resources to develop or produce more than a small fraction of the volume of product that the world demands. Intel is constantly expanding and fiercely defending its market share, leaving a rather small portion of the market for its competitors.

■ **Univision Communications, Inc.** — Univision is a leading Spanish-language television broadcaster in the U.S. The company is well positioned to take advantage of the growing Spanish-language speaking demographic, as the Hispanic population is growing at five times the rate of the non-Hispanic population. Last year, Univision's management announced its intent to merge with Hispanic Broadcasting Corp. This merger combines a leading Spanish-language television broadcaster with a leading Spanish-language radio broadcaster. Each property will cross-promote the other in an attempt to increase ratings and thus revenue share within the markets they serve.

■ **EchoStar Communications Corp.** — EchoStar's main line of business is the operation of a Direct Broadcast Satellite (DBS) subscription television service in the U.S. The company meets our criteria for a high quality growth investment due to its excellent management, subscriber growth, recurring revenue stream business model, and competitive positioning. EchoStar continues to drive solid subscriber growth. We believe that future growth will be fueled by the continued rollout of local service, availability of advanced interactive services, access to new retail distribution channels, and value-focused marketing campaigns. Relative to its nearest competitor, DirecTV, EchoStar benefits from a lower cost structure, encroachment of distribution outlets that were previously exclusive to DirecTV, and a low-end "value" pricing for consumers.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Growth Equity Investment Team

New York, September 15, 2003

Strategic Growth Fund

as of August 31, 2003

Assets Under Management

$261.1 Million

Number of Holdings

56

NASDAQ SYMBOLS

Class A Shares

GGRAX

Class B Shares

GSWBX

Class C Shares

GGRCX

Institutional Shares

GSTIX

Service Shares

GSTSX

PERFORMANCE REVIEW

September 1, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]	Russell 1000 Growth Index[2]
Class A	12.09%	12.07%	14.08%
Class B	11.19	12.07	14.08
Class C	11.18	12.07	14.08
Institutional	12.48	12.07	14.08
Service	12.20	12.07	14.08

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell 1000 Growth Index (with dividends reinvested), an unmanaged market capitalization weighted index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values, has replaced the S&P 500 Index as the Fund's performance benchmark. The Russell 1000 Growth Index contains securities that are more comparable to those held in the Fund's portfolio and, in the Investment Adviser's opinion, is a more appropriate benchmark against which to measure the performance of the Fund. The Index figures do not reflect any deduction for fees, expenses or taxes. The S&P 500 Index (with dividends reinvested) is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-4.96%	-5.26%	-1.27%	0.80%	0.54%
Since Inception (5/24/99)	-8.08	-7.97	-7.46	-6.45	-6.75

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[4]

Holding	% of Net Assets	Line of Business
Microsoft Corp.	4.9%	Computer Software
Intel Corp.	4.3	Semiconductors
Wal-Mart Stores, Inc.	4.1	Specialty Retail
Pfizer, Inc.	4.1	Drugs
Viacom, Inc. Class B	3.7	Media
First Data Corp.	3.4	Information Services
PepsiCo, Inc.	3.4	Food & Beverages
Wyeth	3.4	Drugs
Freddie Mac	3.3	Financial Services
Univision Communications Inc.	3.2	Media

[4] The top 10 holdings may not be representative of the Fund's future investments.

Concentrated Growth Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Concentrated Growth Fund from its inception on September 3, 2002, through August 31, 2003.

Performance Review

Over the reporting period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 16.40%, 15.60%, 15.50%, 16.80%, and 16.40%, respectively. These returns compare to the 14.08% cumulative total return of the Fund's benchmark, the Russell 1000 Growth Index (with dividends reinvested).

The Fund's outperformance was driven by strong stock selection in the Media sector and an overweight position in this area. The Media sector was one of the strongest performing areas of the market during the period. There are currently a growing number of indicators that point to a sustainable rebound in this particular market. For example, upfront advertising for this year's television season was robust and exceeded the expectations of the media buyers with whom we often speak. Notable contributors to relative returns included Univision Communications, Inc., Cablevision Systems New York Group, and Liberty Media Corp.

The Fund also benefited from its underweight position in Health Care, as this group was one of the weaker areas of the market over the past 12 months. In addition, the Fund's outperformance was aided by strong stock selection in the Consumer Staples sector, with both PepsiCo, Inc. and Wm. Wrigley Jr. Co. performing well. While the Fund's Technology companies generated strong absolute returns, they underperformed those in the benchmark and detracted from relative performance. This was in part due to a strong rally of higher risk, more speculative companies in which the Fund does not invest. Our disciplined investment philosophy is to purchase high quality growth companies with a strong business franchise, free cash flow, recurring revenue, favorable long-term prospects, excellent management, and strong financials.

Portfolio Composition

The Concentrated Growth Fund typically holds 30-40 high quality growth companies and tends to be more concentrated in individual holdings, industries, and sectors than the typical, broadly diversified large-cap growth portfolio.

Portfolio Highlights

- **The E.W. Scripps Co.** — Scripps is comprised of four main business units: Scripps networks, newspaper publishing, broadcast television, and television retailing (Shop-At-Home). The networks area, which includes Home & Garden Television (HGTV), the Food Network, DIY — Do It Yourself Network, and Fine Living, possesses the strongest growth opportunity. These properties have been valuable for Scripps as they are well positioned to attract a large, and relatively untapped, demographic. For example, low interest rates have led to increased home ownership and an expanding do-it-yourself market. People who are buying first-time and new homes are tuning in to this network to get information and advice. Advertising dollars have begun to follow this demographic and Scripps' properties have benefited from the migration to smaller, niche networks.

■ **EMC Corp.** — EMC is a leader in enterprise storage and benefits from its global position. Even with substantially reduced volumes and pricing in recent years, EMC is still able to earn nearly $500 million in free cash flow annually. Despite a slowdown in corporate information technology ("IT") spending, EMC could benefit from the continued increase in disaster recovery allocations. In the company's most recent quarterly earnings report, EMC stated that its push into the mid-tier networked storage systems market has been successful, as it gained share from competitors over the period. Although there is an increasing amount of competition in this industry, EMC continues to create new competitive advantages due to its commitment to developing products and services for underserved markets.

■ **Moody's Corp.** — Moody's is a leading global credit rating agency. The company is an established and reputable brand name in the ratings business, one of the two leading agencies worldwide along with Standard & Poor's (S&P). Most issuers tend to have at least two ratings, one each from Moody's and S&P. As a result, each agency rates around 90% of debt issuance in the U.S. Sustainability of growth is tied to favorable secular trends such as globalization of capitalism, deregulation, financial innovation, and increasing sensitivity to credit risk.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Growth Equity Investment Team

New York, September 15, 2003

Concentrated Growth Fund

as of August 31, 2003

Assets Under Management

$77.4 Million

Number of Holdings

39

NASDAQ SYMBOLS

Class A Shares

GCGAX

Class B Shares

GCGBX

Class C Shares

GCGCX

Institutional Shares

GCRIX

Service Shares

GCGSX

PERFORMANCE REVIEW

September 3, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	Russell 1000 Growth Index[2]
Class A	16.40%	14.08%
Class B	15.60	14.08
Class C	15.50	14.08
Institutional	16.80	14.08
Service	16.40	14.08

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell 1000 Growth Index (with dividends reinvested) is an unmanaged market capitalization weighted index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
Since Inception (9/3/02)	6.24%	6.70%	10.60%	12.70%	12.40%

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[4]

Holding	% of Net Assets	Line of Business
Viacom, Inc. Class B	7.3%	Media
Univision Communications, Inc.	6.7	Media
Microsoft Corp.	4.9	Computer Software
PepsiCo, Inc.	4.7	Food & Beverage
Cendant Corp.	4.6	Hotels
Clear Channel Communications, Inc.	4.5	Media
First Data Corp.	4.3	Information Services
Cablevision Systems New York Group	4.0	Media
Pfizer, Inc.	3.5	Drugs
Fannie Mae	3.4	Financial Services

[4] The top 10 holdings may not be representative of the Fund's future investments.

Growth Opportunities Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Growth Opportunities Fund during the one-year reporting period that ended August 31, 2003.

Performance Review

Over the one-year period that ended August 31, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 23.35%, 22.40%, 22.49%, 23.83%, and 23.24%, respectively. These returns compare to the 30.39% and 18.41% cumulative total returns of the Fund's benchmark, the Russell Midcap Growth Index (with dividends reinvested), and its former benchmark, the S&P Midcap 400 Index (with dividends reinvested), respectively.

The Fund's relative underperformance versus the benchmark was impacted by its holdings in the Health Care and Technology sectors. While the Fund's holdings in these areas generated positive absolute returns, they underperformed those stocks held by the benchmark. The Fund's relative underperformance in Health Care and Technology was, in part, due to the strong rally of higher risk, more speculative companies in which we do not invest. Our disciplined investment philosophy is to buy high quality growth companies with a strong business franchise, free cash flow, recurring revenue, favorable long-term prospects, excellent management, and strong financials.

In terms of individual stocks, Entravision Communications Corp. and Westwood One, Inc. detracted from results. Both companies suffered from overall weak advertising sales in the face of the war in Iraq and the difficult economy.

In addition, Intuit, Inc., Siebel Systems Inc, and Witness Systems, Inc. were all down during the period. In March 2003, Intuit downwardly revised its earnings guidance for the remainder of the fiscal year ended July 2003. The shortfall was attributed to all components of Intuit's business. The stock fell on this surprising report as investors were expecting Intuit to be immune from economic sensitivities. Despite this short-term weakness, the firm's balance sheet and free cash flow continued to be strong. We believe that Intuit was simply too aggressive in its original guidance and was impacted by a sluggish economy.

Portfolio Composition

The Fund invests primarily in medium-sized growth companies with a market capitalization between $1 and $10 billion. We seek companies that generally fall into these categories: (1) high growth companies with dominant market share in a niche industry, (2) companies that are undergoing fundamental improvements in their business or long-term growth rates, or (3) under-followed/under-recognized growth companies whose long-term prospects are under-appreciated by Wall Street analysts. We strive to purchase these companies at reasonable valuations in order to capture the full benefits of their growth.

Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, there were a number of holdings that enhanced results, including the following:

■ **Cablevision Systems New York Group** — Cablevision Systems is the seventh largest cable T.V. operator in the U.S. Its management team has recently made several strategic moves to enhance its operations. In November 2002, Quadrangle Capital Partners invested $75 million in the firm and Steven Rattner, an experienced media banker and principal of Quadrangle, joined Cablevision's board of directors. This was a positive development for Cablevision, as it should benefit from having a seasoned media investor on its board. The company also announced a series of transactions planned to decrease debt. Among these is the planned sale of Bravo cable entertainment channel to NBC for $1.25 billion, as well as the sale of its movie theater chain, Clearview Cinemas, and the closing of more than half of its 43 Wiz electronics stores. These developments have reaffirmed our faith in the ability of Cablevision's management and its dedication to increasing shareholder value.

■ **EchoStar Communications Corp.** — EchoStar Communications Corp. is the second largest Satellite TV operator in the U.S. and is a fast-growing multi-channel video distributor. Although the attempt to merge with DirecTV was unsuccessful, the market was encouraged by EchoStar's immediate attention to the costs of the failed merger. It is apparent that the company is quickly dealing with the financial consequences and is expected to focus more on growing its subscriber base going forward. In general, we believe EchoStar is an attractive growth investment due to its excellent management, subscriber growth, recurring revenue stream business model, and competitive positioning.

■ **Harman International Industries, Inc.** — Harman International Industries, Inc. manufactures high fidelity audio products and audio systems for many of the major automotive makers in the world. Harman has enjoyed increased penetration in the high-end auto market and its share price rose during the period.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Growth Equity Investment Team

New York, September 15, 2003

Growth Opportunities Fund

as of August 31, 2003

Assets Under Management

$780.2 Million

Number of Holdings

88

NASDAQ SYMBOLS

Class A Shares

GGOAX

Class B Shares

GGOBX

Class C Shares

GGOCX

Institutional Shares

GGOIX

Service Shares

GGOSX

PERFORMANCE REVIEW

September 1, 2002–August 31, 2003	Fund Total Return (based on NAV)[1]	S&P Midcap 400 Index[2]	Russell Midcap Growth Index[2]
Class A	23.35%	18.41%	30.39%
Class B	22.40	18.41	30.39
Class C	22.49	18.41	30.39
Institutional	23.83	18.41	30.39
Service	23.24	18.41	30.39

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell Midcap Growth Index (with dividends reinvested), an unmanaged market capitalization weighted index that measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values, has replaced the S&P Midcap 400 Index as the Fund's performance benchmark. The Russell Midcap Growth Index contains securities that are more comparable to those held in the Fund's portfolio and, in the Investment Adviser's opinion, is a more appropriate benchmark against which to measure the performance of the Fund. The stocks are also members of the Russell 1000 Growth Index. The Index figures do not reflect any deduction for fees, expenses or taxes. The S&P Midcap 400 Index (with dividends reinvested) is an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-1.41%	-1.44%	2.52%	4.75%	4.24%
Since Inception (5/24/99)	12.02	12.56	12.73	14.01	13.43

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 8/31/03[4]

Holding	% of Net Assets	Line of Business
Charles River Laboratories	2.4%	Biotechnology
Harman International Industries, Inc.	2.0	Leisure & Entertainment
PETCO Animal Supplies, Inc.	2.0	Specialty Retail
ARAMARK Corp. Class B	2.0	Restaurant
Univision Communications, Inc.	1.9	Media
Westwood One, Inc.	1.9	Media
American Standard Companies, Inc.	1.9	Industrial Parts
SunGard Data Systems, Inc.	1.9	Information Services
Apogent Technologies, Inc.	1.8	Medical Products
Cablevision Systems New York Group	1.8	Media

[4] The top 10 holdings may not be representative of the Fund's future investments.

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on April 20, 1990 (commencement of operations) in Class A Shares (with the maximum sales charge of 5.5%) of the Goldman Sachs Capital Growth Fund. For comparative purposes, the performance of the Fund's benchmark, the Standard and Poor's 500 Index (with dividends reinvested) (''S&P 500 Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

Capital Growth Fund's Lifetime Performance

Performance of a $10,000 Investment, with dividends reinvested, from April 20, 1990 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception	Ten Years	Five Years	One Year
Class A (commenced April 20, 1990)				
Excluding sales charges	11.13%	9.52%	2.40%	10.56%
Including sales charges	10.66%	8.91%	1.24%	4.47%
Class B (commenced May 1, 1996)				
Excluding contingent deferred charges	7.04%	n/a	1.62%	9.75%
Including contingent deferred charges	7.04%	n/a	1.21%	4.75%
Class C (commenced August 15, 1997)				
Excluding contingent deferred charges	2.59%	n/a	1.65%	9.77%
Including contingent deferred charges	2.59%	n/a	1.65%	8.77%
Institutional Class (commenced August 15, 1997)	3.74%	n/a	2.81%	11.01%
Service Class (commenced August 15, 1997)	3.25%	n/a	2.30%	10.50%

Statement of Investments

August 31, 2003

Shares	Description	Value		Shares	Description	Value
Common Stocks – 99.4%				**Common Stocks – (continued)**		
Banks – 5.6%				**Financial Services – 7.3%**		
424,549	Bank of America Corp.	$ 33,645,508		682,600	Fannie Mae	$ 44,225,654
1,287,700	Citigroup, Inc.	55,821,795		855,300	Freddie Mac	45,459,195
198,400	The Bank of New York Co., Inc.	5,836,928		1,310,470	MBNA Corp.	30,586,370
481,400	Wells Fargo & Co.	24,137,396		147,800	Merrill Lynch & Co., Inc.	7,948,684
		119,441,627		177,800	Morgan Stanley Dean Witter & Co.	8,674,862
Biotechnology – 1.1%				159,600	SLM Corp.	6,412,728
368,500	Amgen, Inc.*	24,284,150		261,680	State Street Corp.	11,500,836
Chemicals – 2.3%						154,808,329
190,500	3M Co.	27,140,535		**Food & Beverage – 4.0%**		
481,229	E.I. du Pont de Nemours & Co.	21,530,185		1,027,850	PepsiCo, Inc.	45,780,439
		48,670,720		457,200	The Coca-Cola Co.	19,897,344
Computer Hardware – 6.0%				350,960	Wm. Wrigley Jr. Co.	18,618,428
2,693,380	Cisco Systems, Inc.*	51,578,227				84,296,211
1,357,990	Dell, Inc.*	44,311,214		**Forest – 1.2%**		
2,435,380	EMC Corp.*	31,051,095		362,000	International Paper Co.	14,679,100
		126,940,536		182,500	Weyerhaeuser Co.	10,858,750
Computer Software – 7.5%						25,537,850
322,900	International Business Machines Corp.	26,481,029		**Home Products – 4.8%**		
388,861	Intuit, Inc.*	17,623,180		307,000	Avon Products, Inc.	19,678,700
3,977,300	Microsoft Corp.	105,477,996		453,360	Colgate-Palmolive Co.	25,061,741
780,900	Oracle Corp.*	9,979,902		370,300	Energizer Holdings, Inc.*	13,619,634
		159,562,107		411,000	The Gillette Co.	13,341,060
Defense/Aerospace – 0.6%				340,780	The Procter & Gamble Co.	29,746,686
102,200	Lockheed Martin Corp.	5,235,706				101,447,821
89,200	Raytheon Co.	2,859,752		**Hotels – 3.6%**		
65,040	United Technologies Corp.	5,219,460		2,192,000	Cendant Corp.*	39,412,160
		13,314,918		555,440	Marriott International, Inc.	22,678,615
Drugs – 10.7%				408,880	Starwood Hotels & Resorts Worldwide, Inc. Class B	13,832,410
635,210	Bristol-Myers Squibb Co.	16,115,278				75,923,185
565,900	Eli Lilly & Co.	37,649,327		**Industrial Parts – 3.0%**		
854,600	Johnson & Johnson	42,371,068		2,168,100	General Electric Co.	64,110,717
372,800	Merck & Co., Inc.	18,759,296		**Information Services – 3.4%**		
2,269,510	Pfizer, Inc.	67,903,739		795,820	First Data Corp.	30,559,488
560,900	Schering-Plough Corp.	8,520,071		84,000	Moody's Corp.	4,356,240
857,300	Wyeth	36,735,305		178,100	Paychex, Inc.	6,411,600
		228,054,084		920,830	Sabre Holdings Corp.	20,829,175
Energy Resources – 5.5%				167,499	The McGraw-Hill Cos., Inc.	10,217,439
128,700	Anadarko Petroleum Corp.	5,598,450				72,373,942
99,270	Apache Corp.	6,847,645		**Leisure & Entertainment – 0.6%**		
364,662	ChevronTexaco Corp.	26,572,920		120,010	Harrah's Entertainment, Inc.	4,970,814
2,054,212	Exxon Mobil Corp.	77,443,792		478,630	Metro-Goldwyn-Mayer, Inc.*	6,930,563
		116,462,807				11,901,377

Shares	Description		Value
Common Stocks – (continued)			
Media – 11.4%			
2,302,940	AOL Time Warner, Inc.*	$	37,676,098
617,245	Cablevision Systems New York Group*		12,437,487
889,030	Clear Channel Communications, Inc.*		40,113,034
182,900	Cox Communications, Inc.*		5,984,488
598,520	EchoStar Communications Corp.*		22,085,388
170,000	Lamar Advertising Co.*		5,679,700
1,442,800	Liberty Media Corp.*		17,457,880
999,100	Univision Communications, Inc.*		37,456,259
1,388,730	Viacom, Inc. Class B		62,492,850
			241,383,184
Medical Providers – 0.0%			
1	Medco Health Solutions, Inc.*		18
Oil Services – 0.3%			
142,700	Schlumberger Ltd.		7,065,077
Processors – 0.4%			
339,400	CheckFree Corp.*		7,799,412
Property Insurance – 2.7%			
316,515	AMBAC Financial Group, Inc.		20,548,154
603,331	American International Group, Inc.		35,940,427
			56,488,581
Publishing – 1.6%			
137,500	Gannett Co., Inc.		10,782,750
182,100	The New York Times Co.		8,083,419
173,500	Tribune Co.		8,024,375
256,300	Valassis Communications, Inc.*		7,530,094
			34,420,638
Security/Asset Management – 0.8%			
1,571,800	The Charles Schwab Corp.		17,069,748
Semiconductors – 5.3%			
2,402,700	Intel Corp.		68,765,274
1,400,700	Texas Instruments, Inc.		33,406,695
337,521	Xilinx, Inc.*		10,409,148
			112,581,117
Specialty Retail – 6.0%			
305,700	Dollar Tree Stores, Inc.*		11,992,611
374,500	Family Dollar Stores, Inc.		15,024,940
218,500	Lowe's Companies, Inc.		11,986,910
1,479,500	Wal-Mart Stores, Inc.		87,542,015
			126,546,476

Shares	Description		Value
Common Stocks – (continued)			
Telecommunications Equipment – 1.2%			
614,076	QUALCOMM, Inc.	$	25,349,057
Telephone – 1.6%			
780,800	SBC Communications, Inc.		17,560,192
464,118	Verizon Communications, Inc.		16,392,648
			33,952,840
Thrifts – 0.4%			
103,000	Golden West Financial Corp.		8,885,810
Wireless – 0.5%			
936,405	Crown Castle International Corp.*		10,066,354
TOTAL COMMON STOCKS **(Cost $1,858,364,916)**			$2,108,738,693

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 0.7%			
Joint Repurchase Agreement Account II^			
$14,200,000	1.07%	09/02/2003	$ 14,200,000
Maturity Value: $14,201,688			
TOTAL REPURCHASE AGREEMENT **(Cost $14,200,000)**			$ 14,200,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL **(Cost $1,872,564,916)**			$2,122,938,693

Shares	Description		Value
Securities Lending Collateral – 1.4%			
29,998,800	Boston Global Investment Trust – Enhanced Portfolio	$	29,998,800
TOTAL SECURITIES LENDING COLLATERAL **(Cost $29,998,800)**			$ 29,998,800
TOTAL INVESTMENTS **(Cost $1,902,563,716)**			$2,152,937,493

*   Non-income producing security.

∧   Joint repurchase agreement was entered into on August 29, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on May 24, 1999 (commencement of operations) in Class A Shares (with the maximum sales charge of 5.5%) of the Goldman Sachs Strategic Growth Fund. For comparative purposes, the performance of the Fund's new benchmark, the Russell® 1000 Growth Index (with dividends reinvested), as well as the Fund's former benchmark, the Standard and Poor's 500 Index (with dividends reinvested) (''S&P 500 Index''), are shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

Strategic Growth Fund's Lifetime Performance

Performance of a $10,000 Investment, with dividends reinvested, from May 24, 1999 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception	One Year
Class A (commenced May 24, 1999)		
Excluding sales charges	−5.66%	12.09%
Including sales charges	−6.90%	5.99%
Class B (commenced May 24, 1999)		
Excluding contingent deferred charges	−6.35%	11.19%
Including contingent deferred charges	−6.79%	6.19%
Class C (commenced May 24, 1999)		
Excluding contingent deferred charges	−6.32%	11.18%
Including contingent deferred charges	−6.32%	10.18%
Institutional Class (commenced May 24, 1999)	−5.26%	12.48%
Service Class (commenced May 24, 1999)	−5.58%	12.20%

Statement of Investments

August 31, 2003

Shares	Description	Value
Common Stocks – 98.7%		
Biotechnology – 1.1%		
42,300	Amgen, Inc.*	$ 2,787,570
Computer Hardware – 7.4%		
422,500	Cisco Systems, Inc.*	8,090,875
203,400	Dell, Inc.*	6,636,942
362,500	EMC Corp.*	4,621,875
		19,349,692
Computer Software – 6.0%		
61,200	Intuit, Inc.*	2,773,584
483,400	Microsoft Corp.	12,819,768
		15,593,352
Drugs – 13.7%		
37,500	Bristol-Myers Squibb Co.	951,375
109,500	Eli Lilly & Co.	7,285,035
150,500	Johnson & Johnson	7,461,790
353,210	Pfizer, Inc.	10,568,043
40,600	Schering-Plough Corp.	616,714
204,500	Wyeth	8,762,825
		35,645,782
Financial Services – 8.3%		
128,600	Fannie Mae	8,331,994
159,600	Freddie Mac	8,482,740
155,750	MBNA Corp.	3,635,205
27,900	State Street Corp.	1,226,205
		21,676,144
Food & Beverages – 6.2%		
197,530	PepsiCo, Inc.	8,797,986
55,400	The Coca-Cola Co.	2,411,008
93,400	Wm. Wrigley Jr. Co.	4,954,870
		16,163,864
Home Products – 3.2%		
23,200	Avon Products, Inc.	1,487,120
53,600	Colgate-Palmolive Co.	2,963,008
36,436	Energizer Holdings, Inc.*	1,340,116
27,900	The Procter & Gamble Co.	2,435,391
		8,225,635
Hotels – 3.8%		
333,300	Cendant Corp.*	5,992,734
59,800	Marriott International, Inc.	2,441,634
47,700	Starwood Hotels & Resorts Worldwide, Inc. Class B	1,613,691
		10,048,059
Industrial Parts – 0.5%		
43,100	General Electric Co.	1,274,467
Information Services – 7.1%		
230,500	First Data Corp.	8,851,200
33,900	Moody's Corp.	1,758,054
123,300	Sabre Holdings Corp.	2,789,046
84,600	The McGraw-Hill Cos., Inc.	5,160,600
		18,558,900

Shares	Description	Value
Common Stocks – (continued)		
Internet – 0.8%		
36,800	eBay, Inc.*	$ 2,037,984
Leisure & Entertainment – 1.8%		
84,800	Harrah's Entertainment, Inc.	3,512,416
80,400	Metro-Goldwyn-Mayer, Inc.*	1,164,192
		4,676,608
Media – 16.5%		
272,700	AOL Time Warner, Inc.*	4,461,372
146,320	Clear Channel Communications, Inc.*	6,601,958
63,100	Cox Communications, Inc.*	2,064,632
113,500	EchoStar Communications Corp.*	4,188,150
48,000	Lamar Advertising Co.*	1,603,680
504,100	Liberty Media Corp.*	6,099,610
224,297	Univision Communications, Inc.*	8,408,895
213,734	Viacom, Inc. Class B	9,618,030
		43,046,327
Property Insurance – 1.2%		
50,100	AMBAC Financial Group, Inc.	3,252,492
Publishing – 1.4%		
20,700	Gannett Co., Inc.	1,623,294
73,100	Valassis Communications, Inc.*	2,147,678
		3,770,972
Security/Asset Management – 2.4%		
587,900	The Charles Schwab Corp.	6,384,594
Semiconductors – 6.4%		
395,800	Intel Corp.	11,327,796
228,870	Texas Instruments, Inc.	5,458,550
		16,786,346
Specialty Retail – 7.3%		
36,100	Dollar Tree Stores, Inc.*	1,416,203
117,500	Family Dollar Stores, Inc.	4,714,100
39,900	Lowe's Companies, Inc.	2,188,914
180,800	Wal-Mart Stores, Inc.	10,697,936
		19,017,153
Telecommunications Equipment – 2.1%		
133,800	QUALCOMM, Inc.	5,523,264
Thrifts – 0.5%		
15,400	Golden West Financial Corp.	1,328,558
Wireless – 1.0%		
236,900	Crown Castle International Corp.*	2,546,675
TOTAL COMMON STOCKS		
(Cost $261,548,162)		$257,694,438

Statement of Investments (continued)

August 31, 2003

Principal Amount	Interest Rate	Maturity Date		Value
Repurchase Agreement – 1.1%				
Joint Repurchase Agreement Account II^				
$3,000,000	1.07%	09/02/2003	$	3,000,000
Maturity Value: $3,000,357				
TOTAL REPURCHASE AGREEMENT				
(Cost $3,000,000)			$	3,000,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL				
(Cost $264,548,162)				$260,694,438

Shares	Description		Value
Securities Lending Collateral – 0.5%			
1,330,000	Boston Global Investment Trust – Enhanced Portfolio	$	1,330,000
TOTAL SECURITIES LENDING COLLATERAL			
(Cost $1,330,000)		$	1,330,000
TOTAL INVESTMENTS			
(Cost $265,878,162)			$262,024,438

*   Non-income producing security.

∧   Joint repurchase agreement was entered into on August 29, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on September 3, 2002 (commencement of operations) in Class A Shares (with the maximum sales charge of 5.5%) of the Goldman Sachs Concentrated Growth Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell® 1000 Growth Index (with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

Concentrated Growth Fund's Lifetime Performance

Performance of a $10,000 Investment, with dividends reinvested, from September 3, 2002 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception[a]
Class A (commenced September 3, 2002)	
Excluding sales charges	16.40%
Including sales charges	10.02%
Class B (commenced September 3, 2002)	
Excluding contingent deferred charges	15.60%
Including contingent deferred charges	10.60%
Class C (commenced September 3, 2002)	
Excluding contingent deferred charges	15.50%
Including contingent deferred charges	14.50%
Institutional Class (commenced September 3, 2002)	16.80%
Service Class (commenced September 3, 2002)	16.40%

(a) Not annualized

Statement of Investments

August 31, 2003

Shares	Description	Value
Common Stocks – 98.9%		
Computer Hardware – 7.3%		
116,760	Cisco Systems, Inc.*	$ 2,235,954
77,890	Dell, Inc.*	2,541,551
67,610	EMC Corp.*	862,027
		5,639,532
Computer Software – 5.8%		
15,430	Intuit, Inc.*	699,288
143,930	Microsoft Corp.	3,817,023
		4,516,311
Drugs – 8.4%		
24,290	Eli Lilly and Co.	1,616,014
90,040	Pfizer, Inc.	2,693,997
50,760	Wyeth	2,175,066
		6,485,077
Financial Services – 6.8%		
40,520	Fannie Mae	2,625,291
48,810	Freddie Mac	2,594,251
		5,219,542
Food & Beverage – 6.5%		
81,790	PepsiCo, Inc.	3,642,927
26,050	Wm. Wrigley Jr. Co.	1,381,952
		5,024,879
Hotels – 5.2%		
199,770	Cendant Corp.*	3,591,865
13,140	Starwood Hotels & Resorts Worldwide, Inc. Class B	444,526
		4,036,391
Information Services – 7.6%		
85,620	First Data Corp.	3,287,808
13,560	Moody's Corp.	703,221
51,940	Sabre Holdings Corp.	1,174,883
11,690	The McGraw-Hill Cos., Inc.	713,090
		5,879,002
Internet – 0.5%		
6,840	eBay, Inc.*	378,799
Leisure & Entertainment – 4.1%		
58,710	Harrah's Entertainment, Inc.	2,431,768
51,700	Metro-Goldwyn-Mayer, Inc.*	748,616
		3,180,384
Media – 33.0%		
72,620	AOL Time Warner, Inc.*	1,188,063
153,850	Cablevision Systems New York Group*	3,100,078
76,750	Clear Channel Communications, Inc.*	3,462,960

Shares	Description	Value
Common Stocks – (continued)		
Media – (continued)		
63,620	EchoStar Communications Corp.*	$ 2,347,578
48,840	Entravision Communications Corp.*	483,516
196,630	Liberty Media Corp.*	2,379,223
8,080	The E.W. Scripps Co.	699,647
139,290	Univision Communications, Inc.*	5,221,982
124,760	Viacom, Inc. Class B	5,614,200
33,510	Westwood One, Inc.*	1,075,671
		25,572,918
Security/Asset Management – 2.9%		
208,180	The Charles Schwab Corp.	2,260,835
Semiconductors – 4.9%		
87,050	Intel Corp.	2,491,371
54,250	Texas Instruments, Inc.	1,293,863
		3,785,234
Specialty Retail – 2.8%		
12,210	Dollar Tree Stores, Inc.*	478,998
42,120	Family Dollar Stores, Inc.	1,689,855
		2,168,853
Telecommunications Equipment – 2.3%		
42,500	QUALCOMM, Inc.	1,754,400
Wireless – 0.8%		
57,000	Crown Castle International Corp.*	612,750
TOTAL COMMON STOCKS **(Cost $68,471,682)**		$ 76,514,907

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 1.4%			
Joint Repurchase Agreement Account II^			
$1,100,000	1.07%	09/02/2003	$ 1,100,000
Maturity Value: $1,100,131			
TOTAL REPURCHASE AGREEMENT **(Cost $1,100,000)**			$ 1,100,000
TOTAL INVESTMENTS **(Cost $69,571,682)**			$ 77,614,907

* Non-income producing security.

^ Joint repurchase agreement was entered into on August 29, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Performance Summary

August 31, 2003

The following graph shows the value, as of August 31, 2003, of a $10,000 investment made on May 24, 1999 (commencement of operations) in Class A Shares (with the maximum sales charge of 5.5%) of the Goldman Sachs Growth Opportunities Fund. For comparative purposes, the performance of the Fund's new benchmark the Russell Midcap® Growth Index (with dividends reinvested) (''Russell Midcap Growth Index''), as well as the Fund's former benchmark, the Standard and Poor's Midcap 400 Index (with dividends reinvested) (''S&P Midcap 400 Index''), are shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional, and Service Shares will vary from Class A Shares due to differences in fees and loads. In addition to the investment adviser's decisions regarding issuer/industry/country investment selection and allocation, other factors may affect portfolio performance. These factors include, but are not limited to, portfolio operating fees and expenses, portfolio turnover, and subscription and redemption cash flows affecting a portfolio.

Growth Opportunities Fund's Lifetime Performance

Performance of a $10,000 Investment, with dividends reinvested, from May 24, 1999 to August 31, 2003.



Average Annual Total Return through August 31, 2003	Since Inception	One Year
Class A (commenced May 24, 1999)		
Excluding sales charges	15.08%	23.35%
Including sales charges	13.57%	16.57%
Class B (commenced May 24, 1999)		
Excluding contingent deferred charges	14.40%	22.40%
Including contingent deferred charges	14.08%	17.40%
Class C (commenced May 24, 1999)		
Excluding contingent deferred charges	14.23%	22.49%
Including contingent deferred charges	14.23%	21.49%
Institutional Class (commenced May 24, 1999)	15.53%	23.83%
Service Class (commenced May 24, 1999)	14.94%	23.24%

Statement of Investments

August 31, 2003

Shares	Description	Value
Common Stocks – 98.2%		
Banks – 1.5%		
52,100	M&T Bank Corp.	$ 4,388,904
307,700	National Commerce Financial Corp.	7,692,500
		12,081,404
Biotechnology – 6.0%		
515,828	Charles River Laboratories International, Inc.*	18,440,851
239,100	IDEC Pharmaceuticals Corp.*	8,308,725
235,600	MedImmune, Inc.*	8,215,372
268,000	Millipore Corp.*	12,167,200
		47,132,148
Computer Hardware – 3.5%		
295,704	Avocent Corp.*	8,634,557
116,070	Lexmark International, Inc.*	7,781,333
278,000	Pitney Bowes, Inc.	10,842,000
		27,257,890
Computer Software – 4.7%		
242,805	Cognos, Inc.*	7,441,973
86,000	Electronic Arts, Inc.*	7,718,500
152,276	Intuit, Inc.*	6,901,148
145,599	Manhattan Associates, Inc.*	4,314,099
86,704	Symantec Corp.*	4,979,411
1,003,212	Witness Systems, Inc.*	5,016,060
		36,371,191
Defense/Aerospace – 1.2%		
188,130	Alliant Techsystems, Inc.*	9,583,342
Drugs – 1.8%		
64,240	Allergan, Inc.	5,104,510
428,600	Covance, Inc.*	8,936,310
		14,040,820
Electrical Equipment – 2.0%		
242,485	Amphenol Corp.*	13,222,707
58,260	Garmin Ltd.	2,328,652
		15,551,359
Energy Resources – 1.8%		
296,240	Energy Partners, Ltd.*	3,332,700
191,878	Pogo Producing Co.	8,818,713
80,800	Spinnaker Exploration Co.*	1,795,376
		13,946,789
Home Products – 0.5%		
109,562	Energizer Holdings, Inc.*	4,029,690
Hotels – 1.6%		
379,143	Cendant Corp.*	6,816,991
145,400	Marriott International, Inc.	5,936,682
		12,753,673
Industrial Parts – 3.5%		
183,700	American Standard Companies, Inc.*	14,730,903
250,600	Grainger W.W., Inc.	12,487,398
		27,218,301

Shares	Description	Value
Common Stocks – (continued)		
Industrial Services – 2.5%		
189,914	ITT Educational Services, Inc.*	$ 8,232,772
187,600	Robert Half International, Inc.*	4,172,224
440,964	The Brink's Co.	7,209,761
		19,614,757
Information Services – 7.3%		
81,505	Affiliated Computer Services, Inc.*	4,043,463
284,508	BARRA, Inc.*	11,391,700
196,200	Moody's Corp.	10,174,932
268,160	ProQuest Co.*	7,334,176
406,263	Sabre Holdings Corp.	9,189,669
518,830	SunGard Data Systems, Inc.*	14,631,006
		56,764,946
Leisure & Entertainment – 5.9%		
160,393	Harman International Industries, Inc.	15,983,163
295,100	Harrah's Entertainment, Inc.	12,223,042
406,724	LodgeNet Entertainment Corp.*	5,287,412
848,955	Metro-Goldwyn-Mayer, Inc.*	12,292,868
		45,786,485
Media – 14.2%		
683,509	Cablevision Systems New York Group*	13,772,707
453,799	Citadel Broadcasting Co.*	10,019,882
244,341	EchoStar Communications Corp.*	9,016,183
217,213	Entercom Communications Corp.*	10,932,330
1,351,585	Entravision Communications Corp.*	13,380,692
370,547	Lamar Advertising Co.*	12,379,975
125,148	The E.W. Scripps Co.	10,836,565
405,800	Univision Communications, Inc.*	15,213,442
472,341	Westwood One, Inc.*	15,162,146
		110,713,922
Medical Products – 2.5%		
633,900	Apogent Technologies, Inc.*	13,844,376
47,400	Patterson Dental Co.*	2,578,086
58,900	St. Jude Medical, Inc.*	3,066,923
		19,489,385
Medical Providers – 4.0%		
118,400	Caremark Rx, Inc.*	2,975,392
52,939	Express Scripts, Inc.*	3,430,977
539,300	Health Management Associates, Inc.	12,015,604
1,934,575	Hooper Holmes, Inc.	13,135,764
		31,557,737
Motor Vehicle – 1.6%		
344,500	Gentex Corp.	12,922,195
Oil Services – 2.0%		
194,400	Nabors Industries Ltd.*	7,805,160
209,626	Smith International, Inc.*	8,194,280
		15,999,440

Shares	Description	Value
Common Stocks – (continued)		
Processors – 1.5%		
501,874	CheckFree Corp.*	$ 11,533,065
Property Insurance – 3.1%		
192,800	AMBAC Financial Group, Inc.	12,516,576
180,800	RenaissanceRe Holdings Ltd.	7,557,440
135,800	Willis Group Holdings Ltd.	3,936,842
		24,010,858
Publishing – 1.1%		
195,800	The New York Times Co.	8,691,562
Restaurant – 2.0%		
614,380	ARAMARK Corp. Class B*	15,359,500
Retail Apparel – 3.2%		
324,700	Chico's FAS, Inc.*	10,549,503
108,700	Reebok International Ltd.	3,636,015
503,500	The TJX Companies, Inc.	10,905,810
		25,091,328
Security/Asset Management – 1.4%		
153,400	Legg Mason, Inc.	11,018,722
Semiconductors – 3.2%		
225,787	Integrated Circuit Systems, Inc.*	7,794,167
98,200	KLA-Tencor Corp.*	5,829,152
138,850	Microchip Technology, Inc.	3,889,188
53,800	Novellus Systems, Inc.*	2,149,848
174,090	Xilinx, Inc.*	5,368,936
		25,031,291
Specialty Retail – 9.9%		
335,829	99 Cents Only Stores*	12,032,753
281,586	Dollar Tree Stores, Inc.*	11,046,619
313,406	Ethan Allen Interiors, Inc.	12,131,946
146,800	Family Dollar Stores, Inc.	5,889,616
569,700	Mattel, Inc.	11,006,604
486,627	PETCO Animal Supplies, Inc.*	15,620,727
301,554	Williams-Sonoma, Inc.*	9,230,568
		76,958,833
Tobacco – 1.4%		
316,879	UST, Inc.	10,583,759
Truck Freight – 1.0%		
197,500	C.H. Robinson Worldwide, Inc.	7,499,075

Shares	Description	Value
Common Stocks – (continued)		
Wireless – 2.3%		
958,550	Crown Castle International Corp.*	$ 10,304,413
384,500	Nextel Communications, Inc.*	7,413,160
		17,717,573
TOTAL COMMON STOCKS **(Cost $634,458,210)**		$766,311,040

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 1.7%			
Joint Repurchase Agreement Account II^			
$13,000,000	1.07%	09/02/2003	$ 13,000,000
Maturity Value: $13,001,546			
TOTAL REPURCHASE AGREEMENT **(Cost $13,000,000)**			$ 13,000,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL **(Cost $647,458,210)**			$779,311,040

Shares	Description	Value
Securities Lending Collateral – 6.2%		
48,133,800	Boston Global Investment Trust – Enhanced Portfolio	$ 48,133,800
TOTAL SECURITIES LENDING COLLATERAL **(Cost $48,133,800)**		$ 48,133,800
TOTAL INVESTMENTS **(Cost $695,592,010)**		$827,444,840

* Non-income producing security.

^ Joint repurchase agreement was entered into on August 29, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Statements of Assets and Liabilities

August 31, 2003

	Capital Growth Fund	Strategic Growth Fund	Concentrated Growth Fund	Growth Opportunities Fund
Assets:				
Investment in securities, at value (identified cost $1,872,564,916, $264,548,162, $69,571,682, and $647,458,210 respectively)	$2,122,938,693	$260,694,438	$77,614,907	$779,311,040
Securities lending collateral, at value	29,998,800	1,330,000	—	48,133,800
Cash	82,888	95,419	51,922	23,957
Receivables:				
Investment securities sold	—	285,716	—	5,654,759
Dividends and interest	2,939,529	233,444	50,142	266,351
Fund shares sold	2,223,839	836,753	198,968	2,139,042
Reimbursement from investment adviser	73,147	53,931	55,098	—
Securities lending income	3,587	135	—	4,875
Total assets	2,158,260,483	263,529,836	77,971,037	835,533,824
Liabilities:				
Payables:				
Payable upon return of securities loaned	29,998,800	1,330,000	—	48,133,800
Investment securities purchased	—	102,414	—	4,023,665
Fund shares repurchased	5,291,255	616,476	390,000	2,101,399
Amounts owed to affiliates	2,557,962	290,045	79,186	940,402
Accrued expenses and other liabilities	129,819	86,272	83,467	152,049
Total liabilities	37,977,836	2,425,207	552,653	55,351,315
Net Assets:				
Paid-in capital	2,423,742,583	329,996,831	69,789,728	810,603,160
Accumulated undistributed net investment income	358,781	14,217	—	486,301
Accumulated net realized loss on investment transactions	(554,192,494)	(65,052,695)	(414,569)	(162,759,782)
Net unrealized gain (loss) on investments	250,373,777	(3,853,724)	8,043,225	131,852,830
NET ASSETS	$2,120,282,647	$261,104,629	$77,418,384	$780,182,509
Net asset value, offering and redemption price per share:[a]				
Class A	$ 17.07	$ 7.79	$ 11.64	$ 17.38
Class B	$ 16.09	$ 7.55	$ 11.56	$ 16.94
Class C	$ 16.07	$ 7.56	$ 11.55	$ 16.83
Institutional	$ 17.44	$ 7.93	$ 11.68	$ 17.67
Service	$ 16.94	$ 7.82	$ 11.64	$ 17.29
Shares Outstanding:				
Class A	86,900,582	18,844,109	4,251,678	25,388,164
Class B	14,083,522	1,516,696	7,997	5,052,164
Class C	6,224,355	1,187,313	1,742	3,764,784
Institutional	17,421,343	11,830,084	2,380,364	10,723,191
Service	353,421	150	150	31,173
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	124,983,223	33,378,352	6,641,931	44,959,476

(a) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares of the Capital Growth, Strategic Growth, Concentrated Growth and Growth Opportunities Funds is $18.06, $8.24, $12.32 and $18.39, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current NAV or the original purchase price of the shares.

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended August 31, 2003

	Capital Growth Fund	Strategic Growth Fund	Concentrated Growth Fund[b]	Growth Opportunities Fund
Investment income:				
Dividends	$ 27,826,456	$ 2,033,304	$ 246,181	$ 3,684,526
Interest (including securities lending income of $53,116, $1,135, $0 and $620,415, respectively)	239,702	45,150	14,553	850,483
Total income	28,066,158	2,078,454	260,734	4,535,009
Expenses:				
Management fees	20,005,039	2,162,009	353,852	6,302,365
Distribution and Service fees[a]	6,627,802	475,183	64,432	2,113,987
Transfer Agent fees[a]	3,352,474	301,245	52,510	977,780
Custody and accounting fees	268,257	94,952	51,122	146,142
Registration fees	93,654	58,553	141,059	132,641
Printing fees	67,244	67,244	65,535	67,244
Professional fees	52,190	37,629	36,758	44,340
Service share fees	28,509	5	7	2,375
Trustee fees	10,826	10,826	5,739	10,826
Organization expenses	—	—	87,273	—
Other	246,907	109,592	42,920	141,834
Total expenses	30,752,902	3,317,238	901,207	9,939,534
Less — expense reductions	(1,564,385)	(357,474)	(414,829)	(751)
Net expenses	29,188,517	2,959,764	486,378	9,938,783
NET INVESTMENT LOSS	(1,122,359)	(881,310)	(225,644)	(5,403,774)
Realized and unrealized gain (loss) on investment transactions:				
Net realized loss from investment transactions	(96,730,019)	(8,729,775)	(414,569)	(66,167,118)
Net change in unrealized gain (loss) on investments	306,253,361	36,951,517	8,043,225	211,454,976
Net realized and unrealized gain on investment transactions	209,523,342	28,221,742	7,628,656	145,287,858
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 208,400,983	$ 27,340,432	$ 7,403,012	$ 139,884,084

(a) Class specific distribution, service and transfer agent fees were as follows:

	Distribution and Service Fees			Transfer Agent Fees				
Fund	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
Capital Growth Fund	$3,462,450	$2,212,418	$ 952,934	$2,631,462	$420,359	$181,057	$117,315	$2,281
Strategic Growth Fund	318,862	95,957	60,364	242,335	18,232	11,469	29,209	—
Concentrated Growth Fund	63,758	578	96	48,456	110	19	3,925	—
Growth Opportunities Fund	907,973	698,500	507,514	690,059	132,715	96,428	58,388	190

(b) Concentrated Growth Fund commenced operations on September 3, 2002.

Statements of Changes in Net Assets

For the Year Ended August 31, 2003

	Capital Growth Fund	Strategic Growth Fund	Concentrated Growth Fund[(a)]	Growth Opportunities Fund
From operations:				
Net investment loss	$ (1,122,359)	$ (881,310)	$ (225,644)	$ (5,403,774)
Net realized loss from investment transactions	(96,730,019)	(8,729,775)	(414,569)	(66,167,118)
Net change in unrealized loss on investments	306,253,361	36,951,517	8,043,225	211,454,976
Net increase in net assets resulting from operations	208,400,983	27,340,432	7,403,012	139,884,084
From share transactions:				
Proceeds from sales of shares	545,831,663	134,738,736	78,058,609	281,629,809
Cost of shares repurchased	(684,932,168)	(88,808,215)	(8,043,237)	(261,337,596)
Net increase (decrease) in net assets resulting from share transactions	(139,100,505)	45,930,521	70,015,372	20,292,213
TOTAL INCREASE	69,300,478	73,270,953	77,418,384	160,176,297
Net assets:				
Beginning of year	2,050,982,169	187,833,676	—	620,006,212
End of year	$2,120,282,647	$261,104,629	$77,418,384	$ 780,182,509
Accumulated undistributed net investment income	$ 358,781	$ 14,217	$ —	$ 486,301

(a) Concentrated Growth Fund commenced operations on September 3, 2002.

 The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets

For the Year Ended August 31, 2002

	Capital Growth Fund	Strategic Growth Fund	Growth Opportunities Fund
From operations:			
Net investment loss	$ (9,394,144)	$ (1,264,462)	$ (6,811,386)
Net realized loss from investment transactions	(350,333,238)	(43,017,189)	(90,389,681)
Net change in unrealized gain (loss) on investments	(262,136,464)	(17,842,040)	(94,639,105)
Net decrease in net assets resulting from operations	(621,863,846)	(62,123,691)	(191,840,172)
Distributions to shareholders:			
From net realized gain on investment transactions			
Class A Shares	(3,115,840)	(48,427)	—
Class B Shares	(560,674)	(5,574)	—
Class C Shares	(211,764)	(2,632)	—
Institutional Shares	(712,512)	(20,661)	—
Service Shares	(14,575)	(1)	—
Total distributions to shareholders	(4,615,365)	(77,295)	—
From share transactions:			
Proceeds from sales of shares	614,896,329	184,898,084	529,047,941
Reinvestment of dividends and distributions	4,034,350	56,623	—
Cost of shares repurchased	(862,414,497)	(109,982,039)	(396,110,922)
Net increase (decrease) in net assets resulting from share transactions	(243,483,818)	74,972,668	132,937,019
TOTAL INCREASE (DECREASE)	(869,963,029)	12,771,682	(58,903,153)
Net assets:			
Beginning of year	2,920,945,198	175,061,994	678,909,365
End of year	$ 2,050,982,169	$ 187,833,676	$ 620,006,212

Notes to Financial Statements

August 31, 2003

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs Capital Growth Fund, Goldman Sachs Strategic Growth Fund, Goldman Sachs Concentrated Growth Fund (commencement date of operations was September 3, 2002) and Goldman Sachs Growth Opportunities Fund (collectively the ''Funds'' or individually a ''Fund''). Each Fund (except the Concentrated Growth Fund) is a diversified portfolio. Concentrated Growth is a non diversified portfolio. Each Fund offers five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the Nasdaq system are valued daily at their last sale price or official closing price on the principal exchange or system on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Trust's Board of Trustees.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted.

Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Funds based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of their investment company taxable income and capital gains to their shareholders. Accordingly, no federal tax provisions are required. Income and capital gain distributions, if any, are declared and paid annually and recorded on the ex-dividend date.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Funds' distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Each class of shares separately bears its respective class-specific Transfer Agency fees.

E. Organization Expenses — Organization related costs are amortized over a period of one year.

F. Segregation Transactions — The Funds may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

G. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Funds, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Funds' custodian or designated subcustodians under triparty repurchase agreements.

3. AGREEMENTS

Goldman Sachs Funds Management, L.P. (''GSFM'') a subsidiary of the Goldman Sachs Group, Inc., was renamed Goldman Sachs Asset Management, L.P. (''GSAM''), effective at the end of April 2003, and assumed Goldman Sachs & Co.'s (''Goldman Sachs'') investment advisory responsibilities under its Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Funds. The fees payable under the Agreement, and the personnel who manage the Funds, did not change as a result of GSAM's assumption of responsibilities. Under this Agreement GSAM manages the Funds, subject to the general supervision of the Trust's Board of Trustees. As compensation for services rendered under the Advisory Agreement and the assumption of the expenses related thereto, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 1.00% of the average daily net assets of each Fund. GSAM has voluntarily agreed to waive a portion of its management fee on the Capital Growth Fund equal to 0.05% of the Fund's average daily net assets. The adviser may discontinue or modify this waiver in the future at its discretion.

Notes to Financial Statements (continued)

August 31, 2003

3. AGREEMENTS (continued)

GSAM has voluntarily agreed to limit certain ''Other Expenses'' of the Capital Growth, Strategic Growth, Concentrated Growth and Growth Opportunities Funds (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs, shareholder meeting and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, 0.00%, 0.00%, 0.04% and 0.11% (rounded) of the average daily net assets of the Funds, respectively.

The Trust, on behalf of the Funds, has adopted Distribution and Service Plans (the ''Plans''). Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the Funds' average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive, under the plans, a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Funds' average daily net assets attributable to Class B or Class C Shares.

Goldman Sachs serves as the distributor of shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may retain a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the year ended August 31, 2003, Goldman Sachs advised the Funds that it retained approximately the following amounts:

	Sales Load	Contingent Deferred Sales Charge	
Fund	Class A	Class B	Class C
Capital Growth	$368,500	$1,400	$900
Strategic Growth	330,300	—	—
Concentrated Growth	225,400	—	—
Growth Opportunities	387,400	300	—

Goldman Sachs also serves as the Transfer Agent of the Funds for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively (on an annualized basis), of the average daily net asset value of the Service Shares.

3. AGREEMENTS (continued)

For the year ended August 31, 2003, the Funds' investment advisers have voluntarily agreed to reimburse certain expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. These expense reductions were as follows (in thousands):

Fund	Management Fee Waiver	Reimbursement	Custody Credit	Total Expense Reductions
Capital Growth	$1,000	$563	$1	$1,564
Strategic Growth	—	356	1	357
Concentrated Growth	—	414	1	415
Growth Opportunities	—	—	1	1

At August 31, 2003, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
Capital Growth	$1,679	$582	$297	$2,558
Strategic Growth	214	47	29	290
Concentrated Growth	61	10	8	79
Growth Opportunities	632	211	97	940

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the year ended August 31, 2003, were as follows:

Fund	Purchases	Sales and Maturities
Capital Growth	$342,828,949	$487,406,363
Strategic Growth	70,825,759	29,265,396
Concentrated Growth	75,946,271	7,060,020
Growth Opportunities	431,280,643	407,376,377

For the year ended August 31, 2003, Goldman Sachs earned approximately $14,000, $5,000, and $22,000 of brokerage commissions from portfolio transactions executed on behalf of the Capital Growth, Concentrated Growth and Growth Opportunities Funds, respectively.

Notes to Financial Statements (continued)

August 31, 2003

5. SECURITIES LENDING

Pursuant to exemptive relief granted by the Securities and Exchange Commission (''SEC'') and the terms and conditions contained therein, the Funds may lend their securities through their security lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. The loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Funds bear the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Funds and BGA receive compensation relating to the lending of the Funds' securities. The amounts earned by the Funds for the year ended August 31, 2003 are reported parenthetically on the Statements of Operations. The Funds invest the cash collateral received in connection with securities lending transactions in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware statutory trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940 and is managed by GSAM, for which GSAM receives an investment advisory fee. The Enhanced Portfolio invests in high quality money market instruments. The Funds bear the risk of incurring a loss from the investment of cash collateral due to either credit or market factors.

The table below details the following items as of August 31, 2003:

Fund	Market Value of Securities on loan as of August 31, 2003	Cash Collateral Received for Loans Outstanding as of August 31, 2003	Earnings of BGA Relating to Securities Loaned for the year ended August 31, 2003	Earnings Received From Lending to Goldman Sachs for the year ended August 31, 2003	Amount Payable to Goldman Sachs Upon Return of Securities Loaned
Capital Growth	$29,330,173	$29,998,800	$ 9,372	$19,505	$19,493,200
Strategic Growth	1,312,150	1,330,000	200	448	1,330,000
Growth Opportunities	46,971,993	48,133,800	109,480	347,074	7,515,900

6. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. This facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the year ended August 31, 2003, the Funds did not have any borrowings under this facility.

7. JOINT REPURCHASE AGREEMENT ACCOUNT

The Funds, together with other registered investment companies having management agreements with GSAM or its affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At August 31, 2003, the Capital Growth, Strategic Growth, Concentrated Growth and Growth Opportunities Funds had an undivided interest in the following Joint Repurchase Agreement Account II which equaled $14,200,000, $3,000,000, $1,100,000 and $13,000,000, respectively, in principal amount. At August 31, 2003, the following repurchase agreements held in this Joint Repurchase Agreement Account II were fully collateralized by Federal Agency obligations:

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
ABN AMRO, Inc.	$ 400,000,000	1.05%	09/02/2003	$ 400,046,667
Banc of America Securities LLC	800,000,000	1.08	09/02/2003	800,096,000
Barclays Capital PLC	600,000,000	1.05	09/02/2003	600,070,000
Bear Stearns Companies, Inc.	300,000,000	1.08	09/02/2003	300,036,000
Credit Suisse First Boston Corp.	700,000,000	1.05	09/02/2003	700,081,667
Deutsche Bank Securities, Inc.	1,000,000,000	1.07	09/02/2003	1,000,118,889
Greenwich Capital Markets	500,000,000	1.07	09/02/2003	500,059,444
J.P. Morgan Chase & Co.	500,000,000	1.08	09/02/2003	500,060,000
UBS LLC	859,700,000	1.05	09/02/2003	859,800,298
Westdeutsche Landesbank AG	500,000,000	1.13	09/02/2003	500,062,500
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$6,159,700,000			$6,160,431,465

Notes to Financial Statements (continued)

August 31, 2003

8. ADDITIONAL TAX INFORMATION

The tax character of distributions paid during the fiscal year ended August 31, 2002 was as follows:

	Capital Growth Fund	Strategic Growth Fund
Distributions paid from:		
Net long-term Capital Gains	$4,615,365	$77,295
Total taxable distributions	$4,615,365	$77,295

As of August 31, 2003, the components of accumulated earnings (losses) on a tax basis were as follows:

	Capital Growth Fund	Strategic Growth Fund	Concentrated Growth Fund	Growth Opportunities Fund
Capital loss carryforward	$(462,284,117)	$(45,955,153)	$ —	$(137,871,085)
Timing differences (post October losses)	(41,307,024)	(8,415,735)	(111,110)	(20,494,333)
Unrealized gains (losses) — net	200,131,205	(14,521,314)	7,739,766	127,944,767
Total accumulated earnings (losses) — net	$(303,459,936)	$(68,892,202)	$7,628,656	$ (30,420,651)
Capital loss carryforward years of expiration	2010-2011	2010-2011	—	2010-2011

At August 31, 2003, the Funds' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

	Capital Growth Fund	Strategic Growth Fund	Concentrated Growth Fund	Growth Opportunities Fund
Tax Cost	$1,952,806,288	$276,545,752	$69,875,141	$699,500,073
Gross unrealized gain	380,987,228	8,002,505	8,413,195	149,131,799
Gross unrealized loss	(180,856,023)	(22,523,819)	(673,429)	(21,187,032)
Net unrealized security gain (loss)	$ 200,131,205	$ (14,521,314)	$ 7,739,766	$127,944,767

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

9. CERTAIN RECLASSIFICATIONS

In order to account for permanent book/tax differences, certain reclassifications have been recorded to the Funds' accounts. These reclassifications have no impact on the net asset value of the Funds. Reclassifications result primarily from the difference in the tax treatment of net operating losses.

Fund	Paid-in Capital	Accumulated net investment loss
Capital Growth	$(1,481,140)	$1,481,140
Strategic Growth	(895,527)	895,527
Concentrated Growth	(225,644)	225,644
Growth Opportunities	(5,890,075)	5,890,075

Notes to Financial Statements (continued)

August 31, 2003

10. SUMMARY OF SHARE TRANSACTIONS

Share activity for the year ended August 31, 2003 is as follows:

	Capital Growth Fund		Strategic Growth Fund		Concentrated Growth Fund[a]		Growth Opportunities Fund	
	Shares	**Dollars**	**Shares**	**Dollars**	**Shares**	**Dollars**	**Shares**	**Dollars**
Class A Shares								
Shares sold	29,351,471	$ 448,668,873	9,762,760	$ 68,553,912	4,591,408	$48,217,184	11,395,188	$ 165,931,549
Shares repurchased	(32,407,004)	(504,393,044)	(7,285,417)	(51,274,784)	(339,730)	(3,713,390)	(12,154,828)	(173,534,251)
	(3,055,533)	(55,724,171)	2,477,343	17,279,128	4,251,678	44,503,794	(759,640)	(7,602,702)
Class B Shares								
Shares sold	1,247,400	18,337,238	400,455	2,775,325	9,910	105,476	1,306,210	19,141,317
Shares repurchased	(3,418,150)	(49,322,008)	(324,757)	(2,178,648)	(1,913)	(21,487)	(1,214,534)	(17,070,441)
	(2,170,750)	(30,984,770)	75,698	596,677	7,997	83,989	91,676	2,070,876
Class C Shares								
Shares sold	1,289,224	18,767,968	725,267	5,070,070	1,742	17,950	1,642,898	23,195,336
Shares repurchased	(2,016,368)	(29,092,729)	(289,311)	(1,968,295)	—	—	(1,340,484)	(18,300,778)
	(727,144)	(10,324,761)	435,956	3,101,775	1,742	17,950	302,414	4,894,558
Institutional Shares								
Shares sold	3,781,261	59,233,342	8,148,729	58,339,429	2,779,179	29,716,499	4,855,023	73,291,718
Shares repurchased	(6,478,938)	(100,746,625)	(4,710,697)	(33,386,488)	(398,815)	(4,308,360)	(3,589,777)	(52,324,566)
	(2,697,677)	(41,513,283)	3,438,032	24,952,941	2,380,364	25,408,139	1,265,246	20,967,152
Service Shares								
Shares sold	54,041	824,242	—	—	150	1,500	4,903	69,889
Shares repurchased	(90,418)	(1,377,762)	—	—	—	—	(7,316)	(107,560)
	(36,377)	(553,520)	—	—	150	1,500	(2,413)	(37,671)
NET INCREASE (DECREASE)	(8,687,481)	$(139,100,505)	6,427,029	$ 45,930,521	6,641,931	$70,015,372	897,283	$ 20,292,213

(a) Commencement date of operations for the Concentrated Growth Fund was September 3, 2002 for all share classes.

10. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended August 31, 2002 is as follows:

	Capital Growth Fund		Strategic Growth Fund		Growth Opportunities Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares						
Shares sold	22,785,139	$ 423,397,991	13,003,683	$114,203,654	17,675,229	$ 312,702,996
Reinvestments of dividends and distributions	142,885	2,817,792	3,507	32,433	—	—
Shares repurchased	(34,268,001)	(611,729,442)	(8,500,964)	(72,050,418)	(15,219,621)	(251,628,496)
	(11,339,977)	(185,513,659)	4,506,226	42,185,669	2,455,608	61,074,500
Class B Shares						
Shares sold	2,814,140	50,380,874	353,020	3,061,379	2,175,455	37,796,100
Reinvestments of dividends and distributions	26,384	496,797	526	4,773	—	—
Shares repurchased	(4,501,441)	(75,390,941)	(482,855)	(3,900,316)	(1,331,865)	(21,689,869)
	(1,660,917)	(24,513,270)	(129,309)	(834,164)	843,590	16,106,231
Class C Shares						
Shares sold	2,433,930	42,830,336	504,538	4,358,454	1,857,971	32,020,273
Reinvestments of dividends and distributions	9,418	177,159	7	368	—	—
Shares repurchased	(2,264,384)	(37,807,898)	(371,590)	(2,925,627)	(1,077,836)	(17,481,565)
	178,964	5,199,597	132,955	1,433,195	780,135	14,538,708
Institutional Shares						
Shares sold	5,153,641	96,490,929	7,320,477	63,274,597	8,599,631	146,154,672
Reinvestments of dividends and distributions	26,437	529,013	2,039	19,049	—	—
Shares repurchased	(7,253,156)	(134,617,042)	(3,865,231)	(31,105,678)	(6,159,660)	(105,290,304)
	(2,073,078)	(37,597,100)	3,457,285	32,187,968	2,439,971	40,864,368
Service Shares						
Shares sold	97,515	1,796,199	—	—	21,782	373,900
Reinvestments of dividends and distributions	693	13,589	—	—	—	—
Shares repurchased	(165,759)	(2,869,174)	—	—	(1,085)	(20,688)
	(67,551)	(1,059,386)	—	—	20,697	353,212
NET INCREASE (DECREASE)	(14,962,559)	$(243,483,818)	7,967,157	$ 74,972,668	6,540,001	$ 132,937,019

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net realized gains
FOR THE YEARS ENDED AUGUST 31,					
2003 - Class A Shares	$15.44	$ — (c)(d)	$ 1.63	$ 1.63	$ —
2003 - Class B Shares	14.66	(0.11)(c)	1.54	1.43	—
2003 - Class C Shares	14.64	(0.11)(c)	1.54	1.43	—
2003 - Institutional Shares	15.71	0.06 (c)	1.67	1.73	—
2003 - Service Shares	15.33	(0.01)(c)	1.62	1.61	—
2002 - Class A Shares	19.76	(0.05)(c)	(4.24)	(4.29)	(0.03)
2002 - Class B Shares	18.90	(0.18)(c)	(4.03)	(4.21)	(0.03)
2002 - Class C Shares	18.88	(0.18)(c)	(4.03)	(4.21)	(0.03)
2002 - Institutional Shares	20.02	0.02 (c)	(4.30)	(4.28)	(0.03)
2002 - Service Shares	19.63	(0.07)(c)	(4.20)	(4.27)	(0.03)
2001 - Class A Shares	28.95	(0.06)(c)	(7.23)	(7.29)	(1.90)
2001 - Class B Shares	27.99	(0.23)(c)	(6.96)	(7.19)	(1.90)
2001 - Class C Shares	27.94	(0.22)(c)	(6.94)	(7.16)	(1.90)
2001 - Institutional Shares	29.19	0.03 (c)	(7.30)	(7.27)	(1.90)
2001 - Service Shares	28.81	(0.08)(c)	(7.20)	(7.28)	(1.90)
2000 - Class A Shares	24.96	(0.11)(c)	6.29	6.18	(2.19)
2000 - Class B Shares	24.37	(0.30)(c)	6.11	5.81	(2.19)
2000 - Class C Shares	24.33	(0.30)(c)	6.10	5.80	(2.19)
2000 - Institutional Shares	25.06	— (c)(d)	6.32	6.32	(2.19)
2000 - Service Shares	24.88	(0.13)(c)	6.25	6.12	(2.19)
FOR THE SEVEN MONTHS ENDED AUGUST 31,					
1999 - Class A Shares	24.03	(0.08)	1.01	0.93	—
1999 - Class B Shares	23.57	(0.17)	0.97	0.80	—
1999 - Class C Shares	23.52	(0.16)	0.97	0.81	—
1999 - Institutional Shares	24.07	(0.02)	1.01	0.99	—
1999 - Service Shares	23.96	(0.08)	1.00	0.92	—
FOR THE YEAR ENDED JANUARY 31,					
1999 - Class A Shares	18.48	(0.03)	6.35	6.32	(0.77)
1999 - Class B Shares	18.27	(0.12)	6.19	6.07	(0.77)
1999 - Class C Shares	18.24	(0.10)	6.15	6.05	(0.77)
1999 - Institutional Shares	18.45	0.01	6.38	6.39	(0.77)
1999 - Service Shares	18.46	(0.04)	6.31	6.27	(0.77)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) Amount is less than $0.005 per share.

Net asset value, end of period	Total return[a]	Net assets, at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$17.07	10.56%	$1,483,768	1.40%	0.00%	1.48%	(0.08)%	17%
16.09	9.75	226,663	2.15	(0.74)	2.23	(0.82)	17
16.07	9.77	100,027	2.15	(0.74)	2.23	(0.82)	17
17.44	11.01	303,840	1.00	0.41	1.08	0.33	17
16.94	10.50	5,985	1.50	(0.10)	1.58	(0.18)	17
15.44	(21.74)	1,388,868	1.43	(0.29)	1.47	(0.33)	11
14.66	(22.31)	238,335	2.18	(1.04)	2.22	(1.08)	11
14.64	(22.33)	101,783	2.18	(1.04)	2.22	(1.08)	11
15.71	(21.41)	316,020	1.03	0.11	1.07	0.07	11
15.33	(21.78)	5,976	1.53	(0.39)	1.57	(0.43)	11
19.76	(26.48)	2,001,259	1.44	(0.25)	1.46	(0.27)	18
18.90	(27.06)	338,673	2.19	(1.00)	2.21	(1.02)	18
18.88	(27.00)	127,839	2.19	(1.00)	2.21	(1.02)	18
20.02	(26.18)	444,195	1.04	0.15	1.06	0.13	18
19.63	(26.58)	8,979	1.54	(0.35)	1.56	(0.37)	18
28.95	25.70	2,736,484	1.45	(0.41)	1.47	(0.44)	34
27.99	24.75	451,666	2.20	(1.16)	2.22	(1.19)	34
27.94	24.75	143,126	2.20	(1.16)	2.22	(1.19)	34
29.19	26.18	497,986	1.05	—	1.07	(0.03)	34
28.81	25.53	13,668	1.55	(0.49)	1.57	(0.52)	34
24.96	3.87	1,971,097	1.44 [b]	(0.53)[b]	1.47 [b]	(0.56)[b]	18
24.37	3.39	329,870	2.19 [b]	(1.29)[b]	2.22 [b]	(1.32)[b]	18
24.33	3.44	87,284	2.19 [b]	(1.29)[b]	2.22 [b]	(1.32)[b]	18
25.06	4.11	255,210	1.04 [b]	(0.20)[b]	1.07 [b]	(0.23)[b]	18
24.88	3.84	6,466	1.54 [b]	(0.65)[b]	1.57 [b]	(0.68)[b]	18
24.03	34.58	1,992,716	1.42	(0.18)	1.58	(0.34)	30
23.57	33.60	236,369	2.19	(0.98)	2.21	(1.00)	30
23.52	33.55	60,234	2.19	(1.00)	2.21	(1.02)	30
24.07	35.02	41,817	1.07	0.11	1.09	0.09	30
23.96	34.34	3,085	1.57	(0.37)	1.59	(0.39)	30

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net realized gains
FOR THE YEARS ENDED AUGUST 31,					
2003 - Class A Shares	$ 6.95	$(0.03)[c]	$ 0.87	$ 0.84	$ —
2003 - Class B Shares	6.79	(0.08)[c]	0.84	0.76	—
2003 - Class C Shares	6.80	(0.09)[c]	0.85	0.76	—
2003 - Institutional Shares	7.05	(0.01)[c]	0.89	0.88	—
2003 - Service Shares	6.97	(0.03)[c]	0.88	0.85	—
2002 - Class A Shares	9.22	(0.06)[c]	(2.21)	(2.27)	—[d]
2002 - Class B Shares	9.07	(0.12)[c]	(2.16)	(2.28)	—[d]
2002 - Class C Shares	9.08	(0.12)[c]	(2.16)	(2.28)	—[d]
2002 - Institutional Shares	9.30	(0.02)[c]	(2.23)	(2.25)	—[d]
2002 - Service Shares	9.23	(0.05)[c]	(2.21)	(2.26)	—[d]
2001 - Class A Shares	12.52	(0.06)[c]	(3.24)	(3.30)	—
2001 - Class B Shares	12.40	(0.13)[c]	(3.20)	(3.33)	—
2001 - Class C Shares	12.42	(0.13)[c]	(3.21)	(3.34)	—
2001 - Institutional Shares	12.58	(0.02)[c]	(3.26)	(3.28)	—
2001 - Service Shares	12.52	(0.04)[c]	(3.25)	(3.29)	—
2000 - Class A Shares	10.06	(0.06)[c]	2.52	2.46	—
2000 - Class B Shares	10.04	(0.14)[c]	2.50	2.36	—
2000 - Class C Shares	10.05	(0.14)[c]	2.51	2.37	—
2000 - Institutional Shares	10.07	(0.01)[c]	2.52	2.51	—
2000 - Service Shares	10.06	(0.04)[c]	2.50	2.46	—
FOR THE PERIOD ENDED AUGUST 31,					
1999 - Class A Shares (commenced May 24)	10.00	—	0.06	0.06	—
1999 - Class B Shares (commenced May 24)	10.00	(0.03)[c]	0.07	0.04	—
1999 - Class C Shares (commenced May 24)	10.00	(0.03)[c]	0.08	0.05	—
1999 - Institutional Shares (commenced May 24)	10.00	0.01	0.06	0.07	—
1999 - Service Shares (commenced May 24)	10.00	(0.01)	0.07	0.06	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Less than $0.005 per share.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment loss to average net assets	
$ 7.79	12.09%	$146,867	1.45%	(0.49)%	1.62%	(0.66)%	14%
7.55	11.19	11,452	2.20	(1.24)	2.37	(1.41)	14
7.56	11.18	8,979	2.20	(1.24)	2.37	(1.41)	14
7.93	12.48	93,806	1.05	(0.09)	1.22	(0.26)	14
7.82	12.20	1	1.55	(0.44)	1.72	(0.61)	14
6.95	(24.59)	113,813	1.45	(0.66)	1.63	(0.84)	40
6.79	(25.11)	9,781	2.20	(1.41)	2.38	(1.59)	40
6.80	(25.08)	5,109	2.20	(1.41)	2.38	(1.59)	40
7.05	(24.17)	59,130	1.05	(0.27)	1.23	(0.45)	40
6.97	(24.46)	1	1.55	(0.58)	1.73	(0.76)	40
9.22	(26.35)	109,315	1.44	(0.52)	1.67	(0.75)	25
9.07	(26.84)	14,235	2.19	(1.27)	2.42	(1.50)	25
9.08	(26.88)	5,613	2.19	(1.27)	2.42	(1.50)	25
9.30	(26.06)	45,898	1.04	(0.15)	1.27	(0.38)	25
9.23	(26.27)	1	1.54	(0.37)	1.77	(0.60)	25
12.52	24.46	92,271	1.44	(0.50)	1.63	(0.69)	19
12.40	23.51	17,149	2.19	(1.24)	2.38	(1.43)	19
12.42	23.58	7,287	2.19	(1.24)	2.38	(1.43)	19
12.58	24.93	22,910	1.04	(0.09)	1.23	(0.28)	19
12.52	24.45	2	1.54	(0.35)	1.73	(0.54)	19
10.06	0.60	10,371	1.44[b]	(0.17)[b]	11.70[b]	(10.43)[b]	7
10.04	0.40	3,393	2.19[b]	(0.97)[b]	12.45[b]	(11.23)[b]	7
10.05	0.50	2,388	2.19[b]	(0.99)[b]	12.45[b]	(11.25)[b]	7
10.07	0.70	5,981	1.04[b]	0.24[b]	11.30[b]	(10.02)[b]	7
10.06	0.60	2	1.54[b]	(0.24)[b]	11.80[b]	(10.50)[b]	7

Financial Highlights

Selected Data for a Share Outstanding Throughout the Period

	Net asset value, beginning of period	Income (loss) from investment operations		
		Net investment loss[c]	Net realized and unrealized gain	Total from investment operations
FOR THE PERIOD ENDED AUGUST 31,				
2003 - Class A Shares (commenced September 3, 2002)	$10.00	$(0.08)	$1.72	$1.64
2003 - Class B Shares (commenced September 3, 2002)	10.00	(0.16)	1.72	1.56
2003 - Class C Shares (commenced September 3, 2002)	10.00	(0.16)	1.71	1.55
2003 - Institutional Shares (commenced September 3, 2002)	10.00	(0.03)	1.71	1.68
2003 - Service Shares (commenced September 3, 2002)	10.00	(0.07)	1.71	1.64

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets[b] | Ratio of net investment loss to average net assets[b] | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of expenses to average net assets[b]	Ratio of net investment loss to average net assets[b]	
$11.64	16.40%	$ 49,494	1.48%	(0.76)%	2.65%	(1.93)%	19%
11.56	15.60	92	2.23	(1.50)	3.40	(2.67)	19
11.55	15.50	20	2.23	(1.53)	3.40	(2.70)	19
11.68	16.80	27,810	1.08	(0.32)	2.25	(1.49)	19
11.64	16.40	2	1.58	(0.72)	2.75	(1.89)	19

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net realized gains
FOR THE YEARS ENDED AUGUST 31,					
2003 - Class A Shares	$14.09	$(0.12)[(c)]	$ 3.41	$ 3.29	$ —
2003 - Class B Shares	13.84	(0.22)[(c)]	3.32	3.10	—
2003 - Class C Shares	13.74	(0.22)[(c)]	3.31	3.09	—
2003 - Institutional Shares	14.27	(0.06)[(c)]	3.46	3.40	—
2003 - Service Shares	14.03	(0.13)[(c)]	3.39	3.26	—
2002 - Class A Shares	18.11	(0.15)[(c)]	(3.87)	(4.02)	—
2002 - Class B Shares	17.92	(0.27)[(c)]	(3.81)	(4.08)	—
2002 - Class C Shares	17.80	(0.27)[(c)]	(3.79)	(4.06)	—
2002 - Institutional Shares	18.26	(0.08)[(c)]	(3.91)	(3.99)	—
2002 - Service Shares	18.05	(0.16)[(c)]	(3.86)	(4.02)	—
2001 - Class A Shares	19.50	(0.14)[(c)]	(0.66)	(0.80)	(0.59)
2001 - Class B Shares	19.45	(0.28)[(c)]	(0.66)	(0.94)	(0.59)
2001 - Class C Shares	19.31	(0.28)[(c)]	(0.64)	(0.92)	(0.59)
2001 - Institutional Shares	19.59	(0.07)[(c)]	(0.67)	(0.74)	(0.59)
2001 - Service Shares	19.45	(0.16)[(c)]	(0.65)	(0.81)	(0.59)
2000 - Class A Shares	10.13	(0.11)[(c)]	9.71	9.60	(0.23)
2000 - Class B Shares	10.18	(0.24)[(c)]	9.74	9.50	(0.23)
2000 - Class C Shares	10.10	(0.24)[(c)]	9.68	9.44	(0.23)
2000 - Institutional Shares	10.13	(0.04)[(c)]	9.73	9.69	(0.23)
2000 - Service Shares	10.12	(0.12)[(c)]	9.68	9.56	(0.23)
FOR THE PERIOD ENDED AUGUST 31,					
1999 - Class A Shares (commenced May 24)	10.00	(0.01)[(c)]	0.14	0.13	—
1999 - Class B Shares (commenced May 24)	10.00	(0.03)[(c)]	0.21	0.18	—
1999 - Class C Shares (commenced May 24)	10.00	(0.03)[(c)]	0.13	0.10	—
1999 - Institutional Shares (commenced May 24)	10.00	0.01	0.12	0.13	—
1999 - Service Shares (commenced May 24)	10.00	—	0.12	0.12	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment loss to average net assets	
$17.38	23.35%	$441,187	1.53%	(0.80)%	1.53%	(0.80)%	66%
16.94	22.40	85,601	2.28	(1.56)	2.28	(1.56)	66
16.83	22.49	63,358	2.28	(1.56)	2.28	(1.56)	66
17.67	23.83	189,498	1.13	(0.41)	1.13	(0.41)	66
17.29	23.24	539	1.63	(0.90)	1.63	(0.90)	66
14.09	(22.20)	368,361	1.51	(0.87)	1.51	(0.87)	69
13.84	(22.77)	68,639	2.26	(1.62)	2.26	(1.62)	69
13.74	(22.81)	47,581	2.26	(1.62)	2.26	(1.62)	69
14.27	(21.89)	134,954	1.11	(0.47)	1.11	(0.47)	69
14.03	(22.27)	471	1.61	(0.99)	1.61	(0.99)	69
18.11	(4.17)	428,981	1.54	(0.74)	1.54	(0.74)	66
17.92	(4.92)	73,776	2.29	(1.49)	2.29	(1.49)	66
17.80	(4.85)	47,738	2.29	(1.49)	2.29	(1.49)	66
18.26	(3.79)	128,182	1.14	(0.34)	1.14	(0.34)	66
18.05	(4.24)	232	1.64	(0.84)	1.64	(0.84)	66
19.50	95.73	188,199	1.52	(0.64)	1.61	(0.73)	73
19.45	94.27	42,061	2.27	(1.38)	2.36	(1.47)	73
19.31	94.43	26,826	2.27	(1.38)	2.36	(1.47)	73
19.59	96.67	49,921	1.12	(0.23)	1.21	(0.32)	73
19.45	95.41	3	1.62	(0.69)	1.71	(0.78)	73
10.13	1.30	8,204	1.44[b]	(0.27)[b]	14.15[b]	(12.98)[b]	27
10.18	1.80	520	2.19[b]	(1.04)[b]	14.90[b]	(13.75)[b]	27
10.10	1.00	256	2.19[b]	(1.12)[b]	14.90[b]	(13.83)[b]	27
10.13	1.30	5,223	1.04[b]	0.39[b]	13.75[b]	(12.32)[b]	27
10.12	1.20	2	1.54[b]	0.03[b]	14.25[b]	(12.68)[b]	27

Report of Independent Auditors

To the Shareholders and Board of Trustees of
Goldman Sachs Trust — Growth Equity Funds:

In our opinion, the accompanying statements of assets and liabilities, including the statements of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Goldman Sachs Capital Growth Fund, Strategic Growth Fund, Concentrated Growth Fund and Growth Opportunities Fund (collectively ''the Growth Equity Funds''), portfolios of Goldman Sachs Trust, at August 31, 2003, the results of each of their operations and the changes in each of their net assets for each of the periods indicated and the financial highlights for each of the periods indicated subsequent to the period ended August 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as ''financial statements'') are the responsibility of the Growth Equity Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion. The financial highlights of the Goldman Sachs Capital Growth Fund, Strategic Growth Fund and Growth Opportunities Fund for the periods ended prior to August 31, 2000 were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated October 8, 1999.

PricewaterhouseCoopers LLP

Boston, Massachusetts
October 22, 2003

Trustee and Officers (Unaudited)

Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 61	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998-Present); Executive Vice President — Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Scholarship America (1998-Present); Director, Private Equity Investors-III and IV (November 1998-Present), and Equity-Limited Investors II (April 2002-Present); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (2000-Present). Chairman of the Board and Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Patrick T. Harker Age: 44	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (February 2000-Present); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (July 1999-Present); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Mary P. McPherson Age: 68	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (October 1997-Present); Director, Smith College (1998-Present); Director, Josiah Macy, Jr. Foundation (health educational programs) (1977-Present); Director, Philadelphia Contributionship (insurance) (1985-Present); Director Emeritus, Amherst College (1986-1998); Director, The Spencer Foundation (educational research) (1993-February 2003); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (1997-Present). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Wilma J. Smelcer Age: 54	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (April 2001-Present). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Richard P. Strubel Age: 64	Trustee	Since 1987	President, COO and Director, Unext, Inc. (provider of educational services via the internet) (1999-Present); Director, Cantilever Technologies, Inc. (a private software company) (1999-Present); Trustee, The University of Chicago (1987-Present); and Managing Director, Tandem Partners, Inc. (management services firm) (1990-1999). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (53 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Gary D. Black Age: 43	Trustee	Since 2002	Managing Director, Goldman Sachs (June 2001-Present); Executive Vice President, AllianceBernstein (investment adviser) (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (investment adviser) (January 1999-October 2000); and Senior Research Analyst Sanford Bernstein (investment adviser) (February 1992-December 1998). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*James McNamara Age: 40	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President — Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*Alan A. Shuch Age: 53	Trustee	Since 1990	Advisory Director — GSAM (May 1999-Present); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Kaysie P. Uniacke Age: 42	Trustee & President	Since 2001 Since 2002	Managing Director, GSAM (1997-Present). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). President — Goldman Sachs Mutual Fund Complex (2002-Present) (registered investment companies). Assistant Secretary — Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).	62	None

---

* These persons are considered to be "Interested Trustees" because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs, One New York Plaza, 37th Floor, New York, New York, 10004, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees, which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of August 31, 2003, the Trust consisted of 56 portfolios, including the Funds described in this Annual Report, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., "public companies") or other investment companies registered under the Act.

Additional information about the Trustees is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Officers of the Trust*

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 42	President & Trustee	Since 2002 Since 2001	Managing Director, GSAM (1997-Present). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies). President — Goldman Sachs Mutual Fund Complex (registered investment companies). Assistant Secretary — Goldman Sachs Mutual Fund Complex (1997-2002) (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 38	Treasurer	Since 1997	Vice President, Goldman Sachs (July 1995-Present). Treasurer — Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 43	Vice President	Since 1997	Managing Director, Goldman Sachs (October 1999-Present); and Vice President of GSAM (April 1997-December 1999). Vice President — Goldman Sachs Mutual Fund Complex (registered investment companies).
James McNamara 32 Old Slip New York, NY 10005 Age: 40	Vice President & Trustee	Since 2001 Since 2002	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993 — April 1998). Vice President — Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff One New York Plaza 37th Floor New York, NY 10004 Age: 38	Secretary	Since 2001	Managing Director, Goldman Sachs (November 2002-Present; Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (December 1997-Present). Secretary — Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-Present) and Assistant Secretary prior thereto.

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P.** and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $335.8 billion in assets under management as of June 30, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results
- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products
- Thoughtful Solutions
- Risk Management

Outstanding Client Service
- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE℠ International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE℠ Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund
- Growth Opportunities Fund
- Research Select Fund℠
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE℠ Large Cap Growth Fund
- CORE℠ Large Cap Value Fund
- CORE℠ U.S. Equity Fund

Specialty Funds
- Internet Tollkeeper Fund℠
- CORE℠ Tax-Managed Equity Fund
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund
- Enhanced Income Fund

Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Funds.*

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and CORE℠ are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT, L.P. 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

Visit our internet address: www.gs.com/funds

The reports concerning the Funds included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Investors should read the Prospectus carefully before investing or sending money.

Holdings are as of August 31, 2003 and are subject to change in the future. Fund holdings of stocks or bonds should not be relied on in making investment decisions and should not be construed as research or investment advice regarding particular securities.

The Strategic Growth Fund may participate in the Initial Public Offering (IPO) market, and a portion of the Fund's returns consequently may be attributable to its investment in IPOs, which may have a magnified impact due to the Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Fund's investment in IPOs on its total returns may not be as significant.

The Concentrated Growth Fund is not diversified. Due to the smaller number of stocks generally held in the portfolio, the Fund may be subject to greater risks than a more diversified fund. A change in the value of any single holding may affect the overall value more than it would affect a diversified fund that holds more investments.

The Fund is subject to the risk of rising and falling stock prices. In recent years, the U.S. stock market has experienced substantial price volatility.

Goldman, Sachs & Co. is the distributor of the Fund.

GROWTHAR / 141.5K / 10-03

ITEM 2.   CODE OF ETHICS.

     (a)   As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics"). The Code of Ethics is attached hereto as Exhibit 10(a)(1).

     (b)   During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

     (c)   During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. John P. Coblentz, Jr. is the "audit committee financial expert" and is "independent" (as each term is defined in Item 3 of Form N-CSR).

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable to annual reports for the year ended August 31, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable.

ITEM 8.   [RESERVED]

ITEM 9.   CONTROLS AND PROCEDURES.

     (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

     (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 10.   EXHIBITS.

     (a)(1)   Goldman Sachs Trust's Code of Ethics for Principal Executive and Senior Financial Officers filed herewith.

     (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.

     (b)   Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
Chief Executive Officer
Goldman Sachs Trust

Date: November 5, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
Chief Executive Officer
Goldman Sachs Trust

Date: November 5, 2003

By: /s/ John M. Perlowski
_____

John M. Perlowski
Chief Financial Officer
Goldman Sachs Trust

Date: November 5, 2003